One International Place, 40th Floor

100 Oliver Street

Boston, MA 02110-2605

+1 617 728 7100 Main

+1 617 426 6567 Fax

www.dechert.com

STEPHANIE CAPISTRON

Stephanie.Capistron@dechert.com

+1 617 728 7127 Direct

+1 617 275 8364 Fax

August 7, 2024

VIA ELECTRONIC TRANSMISSION

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Harbor ETF Trust (the “Registrant”)

Post-Effective Amendment No. 51

File Nos. 333-255884; 811-23661

Ladies and Gentlemen:

This correspondence is being filed for the purpose of responding to comments of the staff of the Securities and Exchange Commission (the “Staff”) provided by Ms. Alison White of the Division of Investment Management with respect to Post-Effective Amendment (“PEA”) No. 51 to the Registrant’s registration statement on Form N-1A.

PEA No. 51 was filed for the purpose of registering shares of Harbor AlphaEdge Large Cap Value ETF and Harbor AlphaEdge Next Generation REITs ETF (each, a “Fund” and, collectively, the “Funds”), new series of the Registrant.

Set forth below are the Staff’s verbal comments together with the Registrant’s responses. Terms used but not defined herein have the same meaning as in PEA No. 51.

COMMENT 1:	(Principal Investment Strategy) Please provide a copy of each Fund’s index methodology and a list of the top 10 proposed constituents, including sector and geographic allocations.

Response:

The Registrant has filed the white papers as exhibits to this letter. The Registrant has attached the sample lists of the top 10 proposed constituents, including sector and geographic allocations, in Appendix A to this letter.

August 7, 2024 Page 2

COMMENT 2:	(Fee and Expense Example Tables) Please provide the completed fee and expense example tables.

Response:	The Registrant has attached the completed “Annual Fund Operating Expenses” and “Expense Example” tables in Appendix B to this letter.

COMMENT 3:

(Cover Page – Fund Name)

Because it is not clear from the Fund’s name that it is an index fund, please either include a separate 80% policy with respect to the term “Large Cap Value” in the Fund’s name or add the term “Index” after “Large Cap Value.”

Response:

As disclosed in the Fund’s “Principal Investment Strategy” section, “[t]he Fund invests at least 80% of its total assets in securities that are included in the Index.” The Registrant confirms that the Fund’s respective underlying Index is composed entirely of securities that are consistent with the types of investments suggested by the Fund’s name (i.e., large cap securities). Therefore, because the Fund has a policy to invest at least 80% of its assets in the securities included in its underlying Index, the Registrant submits that the Fund’s investment strategy meets the requirements of Rule 35d-1, as amended (“Rule 35d-1”), under the Investment Company Act of 1940, as amended (the “1940 Act”). The Registrant notes that there is no requirement that an index-tracking fund includes the term “Index” in the fund’s name to comply with Rule 35d-1. Further, the Registrant does not believe that it must include the term “Index” in the Fund’s name in order to be able to satisfy the Rule 35d-1 requirements by investing 80% of its assets in Index constituents (provided that the Index consists entirely of securities suggested by the Fund’s name). Accordingly, the Registrant respectfully declines to make the proposed change.

August 7, 2024 Page 3

The Registrant further notes that the amendments to Rule 35d-1 that expanded the scope of the rule to include the term “value” have a compliance date of December 11, 2025 for entities with net assets of $1 billion or more.[1] Therefore, the Registrant respectfully notes that the term “value” in the Fund’s name does not currently implicate Rule 35d-1. Nonetheless, the Registrant believes that the Index consists entirely of securities with “value” characteristics.

COMMENT 4:

(Cover Page – Fund Name)

Because it is not clear from the Fund’s name that it is an index fund, please either include a separate 80% policy with respect to the term “Next Generation REITs” in the Fund’s name or add the term “Index” after “Next Generation REITs.”

Response:	Please see the Registrant’s response to Comment 3 above. The Registrant confirms that the Index consists entirely of “Next Generation REITs.”

COMMENT 5:

(Principal Investment Strategy)

The Funds’ Principal Investment Strategies state that the Index Provider’s scoring methodology includes “assess[ing] companies across five factor composites: Capital Deployment, Momentum, Quality, Risk and Valuation.” Please explain in the Additional Information section of the filing how each of the composites is measured.

1 See Securities and Exchange Commission Rel. No. 33-11238A (Oct. 24, 2023).

August 7, 2024 Page 4

Response:

The Registrant notes that each of the five composites is measured using several different factors. Accordingly, the Item 9 disclosure indicates as follows: “Each Factor Composite reflects a combination of various relevant factors (such as price-to-earnings ratio and price-to-book ratio, among others, for Valuation).”

The Registrant does not believe that it is necessary or practicable to list all of the factors incorporated in the composites. As such, the Registrant respectfully declines to revise the disclosure.

COMMENT 6:

(Principal Investment Strategy)

The Funds’ Principal Investment Strategies state that the “weighting of the factors to produce a security’s overall score is determined in accordance with the Index Provider’s ‘regime model,’ which is used to determine the prevailing business cycle regime.” Please provide examples of what is meant by “business cycle regime.”

Response:

The Registrant has incorporated this comment by revising the disclosure as follows:

“The weighting of the factors to produce a security’s overall score is determined in accordance with the Index Provider’s “regime model,” which is used to determine the prevailing business cycle regime. The business cycle regime is used to identify the current environment for riskier assets by evaluating various economic conditions (e.g. growth, liquidity, inflation, sentiment).”

COMMENT 7:

(Principal Investment Strategy)

Please revise the Fund’s Principal Investment Strategies to more clearly explain the index construction parameters and relationships between composites, scoring models, information ratios, and optimizations. Clearly explain what each is, what information/analyses it relies on, and how it factors into the overall construction of a large cap value index.

August 7, 2024 Page 5

Response:	The Registrant has revised the disclosure as set forth in Appendix C.

COMMENT 8:

(Principal Investment Strategy)

Please clarify in plain English the “point” of the information ratio used in the Index Provider’s proprietary scoring model. That is, what does the Advisor believe that it indicates.

Response:	The Registrant has revised the disclosure as set forth in Appendix C.

COMMENT 9:

(Principal Investment Strategy)

Given that the Index Provider is also the Funds’ Advisor, please remove the statements throughout the filings that each Fund can concentrate to the same extent as the index it tracks. The Staff does not believe that the facts fall within the First Australia Fund No-Action Letter (July 29, 1999) (“First Australia”).

Response:

While the Funds do not intend to rely on First Australia for the purpose of their concentration policies, the Registrant believes that the Funds’ concentration policies are consistent with Section 8(b)(1) of the 1940 Act, and applicable Staff interpretations of such section, including in First Australia. Section 8(b)(1) requires a fund to recite in its registration statement, among other things, whether it reserves the freedom to concentrate investments in a particular industry or group of industries (a fund is concentrated if it invests more than 25% of the value of its assets in any one industry2). If such freedom is reserved, Section

2 See Investment Company Act Rel. No. 9011 (Oct. 30, 1975).

August 7, 2024 Page 6

8(b)(1) requires the fund to include a statement briefly indicating, insofar as is practicable, the extent to which the fund intends to concentrate its investments.[3] First Australia further explains, in pertinent part, that:

To satisfy this standard, we believe that a fund must clearly describe, in as much detail as is practicable, the circumstances under which the fund may concentrate its investmentsby setting clear, objective limitations on the manager’s ability to freely concentrate in an industry. (footnotes omitted).

The Registrant believes that the Funds’ concentration policies are consistent with the guidance referenced above. Given that the Funds are index-tracking, passively managed ETFs, the Advisor, in its capacity as such, has no discretion to make concentration determinations for the Funds (except to the extent necessary to track the Indexes). In addition, even though the Index Provider is also the Advisor, the personnel of the Advisor who are responsible for the day-to-day portfolio management of the Funds have no discretion over the construction of the Indexes. The Indexes are rules-based and have been designed to operate strictly in accordance with their stated methodologies. The Funds’ portfolio managers have no authority to change the Indexes’ methodology. The Indexes are calculated and published by Solactive AG, an independent third party. The Advisor has implemented and maintains an information barrier around personnel who have access to information concerning changes and adjustments to the Indexes, which is intended to prevent any inappropriate dissemination of Index information to Advisor personnel that have portfolio management responsibilities for the Funds.

We further note that the Funds’ concentration policies are similar to those of other index-tracking ETFs for which the advisor also serves as the index provider. For the foregoing reasons, we believe that the Funds’ concentration policies comply with Section 8(b)(1) of the 1940 Act.

[3]	Id.

August 7, 2024 Page 7

While the Registrant respectfully declines to change its concentration policy, the Registrant has made the certain changes to each Fund’s disclosure to emphasize the lack of freedom to concentrate. In particular, the Registrant has revised each Fund’s Item 4 strategy disclosure as follows:

The Fund uses an indexing investment approach to attempt to approximate, before fees and expenses, the investment performance of the Index. The Fund generally will use a replication strategy, which means that the Fund seeks to hold each security found in the Index in approximately the same proportion as represented in the Index itself. However, the Fund may under certain circumstances use a representative sampling strategy, which means the Fund would invest in a representative sample of securities with an investment profile, collectively, similar to that of the Index. The Fund does not take temporary defensive positions when markets decline or appear overvalued. The Fund may also invest in cash and cash equivalents, including shares of money market funds.

The Registrant has deleted the following Item 9 disclosure:

“The Advisor may also, in order to comply with the tax diversification requirements of the Internal Revenue Code of 1986, as amended (“Internal Revenue Code”), temporarily invest a Fund’s assets in securities not included in the Index that are expected to be highly correlated with the securities included in the Index.”

In addition, the Registrant has added the following disclosure to Item 9 under the description of each Index:

August 7, 2024 Page 8

“The personnel of the Advisor who are responsible for the day-to-day portfolio management of the Fund have no discretion over the construction of the Index. The Advisor has implemented and maintains an information barrier around personnel who have access to information concerning changes and adjustments to the Index.”

COMMENT 10:	(Principal Investment Strategy – Next Generation REITs) Please consider disclosing the size of the Index Universe.

Response:	The Registrant has incorporated this comment by adding the following disclosure: “As of June 30, 2024, the Index Universe consisted of 57 companies.”

COMMENT 11:

(Principal Investment Strategy – Next Generation REITs)

In Item 9, please provide additional information about each category of REITS listed in the Fund’s Principal Investment Strategy. The added disclosure should address the types of business activities or property activities associated with each REIT sub-industry classification, its particular risks, and what makes it “next generation.”

Response:	The Registrant has revised the disclosure as set forth in Appendix C.

COMMENT 12:

(Principal Investment Strategy – Next Generation REITs)

In the Item 4 disclosure, discuss if the index construction process includes any restrictions on REIT sub-industry classification categories. If it does, please revise the Item 4 disclosure to discuss.

August 7, 2024 Page 9

Response:

The Registrant has incorporated this comment by revising the disclosure to include the following statement:

“At the time of reconstitution, the hotel and motel equity REITs sub-industry is capped at 15% of the Index.”

COMMENT 13:	(Investment Objective) Consider disclosing the number of days of notice that shareholders would receive if the Board were to change the Funds’ Investment Objectives without shareholder approval.

Response:

The Registrant confirms that shareholders will be notified of changes to the Funds’ Investment Objectives. The Registrant notes that Form N-1A requires disclosure of whether a fund’s investment objective may be changed without shareholder approval but does not require disclosure of any notice requirement or notice period. For this reason, the Registrant respectfully declines to make any changes in response to this comment.

COMMENT 14:	(Indexing and Index Description) If there is a written licensing arrangement for the Funds to use the Index, please file it as exhibit to registration statement.

Response:	The Registrant confirms that it will file the licensing agreement with the registration statement.

COMMENT 15:	(Principal Investments – Equity Securities) If the Fund will invest principally in preferred stocks, please add this to the Item 4 strategy and risk disclosure.

August 7, 2024 Page 10

Response:	The Registrant confirms that it will not invest principally in preferred stocks. The Registrant has revised the Item 9 disclosure accordingly.

COMMENT 16:

(SAI - Additional Policies and Investment Techniques)

Given that the Funds are index-tracking ETFs, is the disclosure that a “Fund may temporarily depart from its normal investment policies and strategies” applicable? Please advise or revise.

Response:

The Registrant notes that the disclosure referenced states that “[a] Fund may temporarily depart from its normal investment policies and strategies when the Fund’s advisor believes that doing so is in the Fund’s best interest, so long as the strategy or policy employed is consistent with the Fund’s investment objective.” (emphasis added) The Registrant notes that this is distinct from a temporary defensive position where a Fund would temporarily depart from its investment objective. Instead, it refers to the Funds’ use of different investment strategies (e.g., investment in derivatives) to achieve its investment objective. Accordingly, the Registrant respectfully declines to make any changes to this disclosure.

COMMENT 17:

(SAI – Fundamental Investment Restrictions)

Please remove the statements throughout the filings that each Fund can concentrate to the same extent as the index it tracks. The Staff does not believe that the facts fall within First Australia.

Response:	Please see the Registrant’s response to Comment 9 above.

August 7, 2024 Page 11

COMMENT 18:

(SAI – Harbor Capital Advisors, Inc. – Senior Management Incentive Program)

If portfolio manager compensation is based solely or in part on the performance of the Funds, identify any benchmark used to evaluate performance, state the period over which performance is measured, and if it is pre-tax or after-tax. See Item 20(b) of Form N-1A.

Response:	The Registrant confirms that portfolio manager compensation will not be based solely or in part on the performance of the Funds.

If you have any questions or comments concerning the foregoing, please contact the undersigned at (617) 728-7127.

Sincerely,

/s/ Stephanie Capistron

Stephanie Capistron

Cc:	Diana R. Podgorny, Esq.

Meredyth Whitford-Schultz, Esq.

Meredith Dykstra, Esq.

Harbor ETF Trust

Christopher P. Harvey, Esq.

Dechert LLP

August 7, 2024 Page 12

Appendix A

	Sector Allocation		Geographic Allocation
Harbor AlphaEdge Large Cap Value ETF	Financials	29%	United States	100%
	Consumer Staples	11%
	Health Care	6%
	Industrials	14%
	Consumer Discretionary	7%
	Energy	14%
	Information Technology	11%
	Materials	4%
	Communication Services	4%
Harbor AlphaEdge Next Generation REITs ETF	REITs	100%	United States	100%

August 7, 2024 Page 13

August 7, 2024 Page 14

Appendix B

Harbor AlphaEdge Large Cap Value ETF

August 7, 2024 Page 15

Harbor AlphaEdge Next Generation REITs ETF

August 7, 2024 Page 16

Appendix C

Principal Investment Strategy (Harbor AlphaEdge Large Cap Value ETF)

The Fund employs an indexing (or “passive”) investment approach designed to track the performance of the Index, which is constructed by Harbor Capital Advisors, Inc. (“Harbor Capital,” the “Advisor” or the “Index Provider”) using a proprietary, rules-based methodology. The Index consists of equity securities of U.S.-listed companies that exhibit attractive valuation along with positive fundamental and price characteristics according to the Index Provider’s methodology. The Fund invests at least 80% of its total assets in securities that are included in the Index.

The Index construction process involves the following steps:

•

~~Eligible for inclusion~~The Index Provider identifies the universe of securities eligible to be included in the Index (the “Index Universe”) ~~are~~. The Index Universe consists of the 1500 largest U.S.-listed companies, subject to certain constraints with respect to liquidity, price and sales.

•

The Index Provider then scores each company in the Index Universe based on its proprietary stock selection scoring model, which assesses companies across five individual factor composites: Capital Deployment, Momentum, Quality, Risk and Valuation. Each individual factor composite reflects a combination of various factors or metrics. The individual factor composites are combined to produce an overall stock selection score. The weighting of the ~~factors~~individual factor composites to produce a security’s overall stock selection score is determined in accordance with the Index Provider’s “regime model,” which is used to determine the prevailing business cycle regime. ~~After the~~ The business cycle regime reflects is used to identify the current environment for riskier assets by evaluating various economic conditions (e.g. growth, liquidity, inflation, sentiment).

•

~~scores are produced, securities are selected for inclusion in~~Based on the stock selection scores determined above, the Index ~~and weighted utilizing~~Provider uses an optimization ~~approach in accordance with the~~engine to maximize the expected information ratio relative to the Russell® 1000 Value Index ~~methodology~~. Portfolio optimization is the process of selecting and weighting an optimal portfolio from a set of possible portfolios in accordance with a set objective~~. The~~, in this case to maximize the information ratio relative to the

August 7, 2024 Page 17

Russell® 1000 Value Index, subject to certain constraints. The information ratio is a measure of risk-adjusted returns of a portfolio relative to a benchmark, with a higher information ratio indicating better risk-adjusted returns. Only the companies in the Index Universe with the highest Valuation factor composites (suggesting a cheaper valuation), according to the Index Provider’s proprietary scoring model, are included in the optimization. ~~The Index is optimized to maximize the expected information ratio (based on the Index Provider’s proprietary scoring model) of the portfolio at the time the Index is reconstituted, subject to certain constraints. The information ratio is a measurement of portfolio returns over that of a benchmark, in this case the Russell® 1000 Value Index, compared to the volatility of those excess returns.~~

The Index typically includes between 50 and 150 equity securities. As of [ ], the Index consisted of [ ] securities with a market capitalization range of approximately [ ] to [ ], with a median market capitalization of [ ].

The Index has been created by Harbor Capital and is calculated, published and distributed by Solactive AG (“Solactive”). The Index is normally reconstituted and rebalanced monthly. The components of the Index, the number of components and the degree to which these components represent certain sectors, industries, or groups of industries may change over time. The Fund will concentrate its investments in a particular sector, industry or group of industries from time to time to approximately the same extent that the Index concentrates in a sector, industry or group of industries. [As of the date of this Prospectus, the Index is not concentrated in any sector, industry or group of industries.]

The Fund uses an indexing investment approach to attempt to approximate, before fees and expenses, the investment performance of the Index. The Fund generally will use a replication strategy, which means that the Fund seeks to hold each security found in the Index in approximately the same proportion as represented in the Index itself. ~~There also may be instances in which the Advisor may choose to underweight or overweight a security in the Index, purchase securities not in the Index that the Advisor believes are appropriate to substitute for certain securities in the Index or utilize various combinations of other available investment techniques in accordance with the Fund’s overall strategy as a passively managed index fund. The Fund may sell securities that are represented in the Index in anticipation of their removal from the Index or purchase securities not represented in the Index in anticipation of their addition to~~However, the Fund may under certain

August 7, 2024 Page 18

circumstances use a representative sampling strategy, which means the Fund would invest in a representative sample of securities with an investment profile, collectively, similar to that of the Index. The Fund does not take temporary defensive positions when markets decline or appear overvalued. The Fund may also invest in cash and cash equivalents, including shares of money market funds.

Principal Investment Strategy (Harbor AlphaEdge Next Generation REITs ETF)

The Fund employs an indexing (or “passive”) investment approach designed to track the performance of the Index, which is constructed by Harbor Capital Advisors, Inc. (“Harbor Capital,” the “Advisor” or the “Index Provider”) in accordance with a proprietary, rules-based methodology. The Index consists of next generation (generally defined as non-traditional) real estate investment trusts (“REITs”) traded on U.S. exchanges that exhibit positive fundamental and price characteristics according to the Index Provider’s methodology. The Fund invests at least 80% of its total assets in securities that are included in the Index. A REIT is an entity dedicated to owning, and usually operating, income-producing real estate, or to financing real estate. REITs pool investors’ funds for investment primarily in income-producing real estate or real estate-related loans or interests.

The Index construction process involves the following steps.

•

~~Eligible for inclusion~~The Index Provider identifies the universe of securities eligible to be included in the Index (the “Index Universe”) ~~are~~. The Index Universe consists of all “next-generation” REITs within the largest 3000 securities listed on U.S. exchanges subject to certain constraints with respect to size, liquidity, price and sales. The Index Provider generally defines “next-generation” REITs as those within the following RBICS (Factset’s Revere Business Industry Classification System) sub-industry classifications: data center equity REITs, gaming equity REITs, healthcare and life sciences equity REITs, hotel and motel equity REITs, land equity REITs, manufactured homes equity REITs, self-storage equity REITs and tower equity REITs. As of June 30, 2024, the Index Universe consisted of 57 companies.

August 7, 2024 Page 19

•

The Index Provider then scores each company in the Index Universe based on its proprietary stock selection scoring model, which assesses companies across five individual factor composites: Capital Deployment, Momentum, Quality, Risk and Valuation. Each individual factor composite reflects a combination of various factors or metrics. The individual factor composites are combined to produce an overall stock selection score. The weighting of the ~~factors~~individual factor composites to produce a security’s overall stock selection score is determined in accordance with the Index Provider’s “regime model,” which is used to determine the prevailing business cycle regime. The business cycle regime is used to identify the current environment for riskier assets by evaluating various economic conditions (e.g. growth, liquidity, inflation, sentiment).

•

~~After the scores are produced, securities from the Index Universe are selected for inclusion in the Index and weighted utilizing an optimization approach in accordance with the Index methodology~~Based on the stock selection scores determined above, the Index Provider uses an optimization engine to maximize the expected information ratio relative to a market capitalization-weighted reference portfolio of non-traditional REITs. Portfolio optimization is the process of selecting and weighting an optimal portfolio from a set of possible portfolios in accordance with a set objective~~. The Index is optimized~~, in this case to maximize the ~~expected~~ information ratio ~~(based on the Index Provider’s proprietary scoring model) of the~~relative to the reference portfolio ~~at the time the Index is reconstituted and~~, subject to certain ~~additional~~ constraints. The information ratio is a ~~measurement of portfolio returns over that of a benchmark, in this case a market capitalization-weighted reference portfolio of non-traditional REITs, compared to the volatility of those excess~~measure of risk-adjusted returns of a portfolio relative to a benchmark, with a higher information ratio indicating better risk-adjusted returns.

The Index typically includes between [50 and 70] constituent REITs, but holds no fewer than 35 constituents. At the time of reconstitution, the hotel and motel equity REITs sub-industry is capped at 15% of the Index. As of [ ], the Index consisted of [ ] securities.

The Index has been created by Harbor Capital and is calculated, published and distributed by [Solactive AG (“Solactive”)]. The Index is normally reconstituted and rebalanced monthly. The components of the Index, the number of components and the degree to which these components represent certain sectors, industries, or groups of industries may change over time. The Fund will concentrate its investments in a particular sector, industry or group of industries from time to time to approximately the same extent that the Index concentrates in a sector, industry or group of industries. As of the date of this Prospectus, the Index is concentrated in the group of industries comprising the real estate sector.

August 7, 2024 Page 20

The Fund uses an indexing investment approach to attempt to approximate, before fees and expenses, the investment performance of the Index. The Fund generally will use a replication strategy, which means that the Fund seeks to hold each security found in the Index in approximately the same proportion as represented in the Index itself. ~~There also may be instances in which the Advisor may choose to underweight or overweight a security in the Index, purchase securities not in the Index that the Advisor believes are appropriate to substitute for certain securities in the Index or utilize various combinations of other available investment techniques in accordance with the Fund’s overall strategy as a passively managed index fund. The Fund may sell securities that are represented in the Index in anticipation of their removal from the Index or purchase securities not represented in the Index in anticipation of their addition to~~ However, the Fund may under certain circumstances use a representative sampling strategy, which means the Fund would invest in a representative sample of securities with an investment profile, collectively, similar to that of the Index. The Fund does not take temporary defensive positions when markets decline or appear overvalued. The Fund may also invest in cash and cash equivalents, including shares of money market funds.

The Fund is classified as non-diversified, which means the Fund may invest in the securities of a smaller number of issuers than a diversified fund.

Item 9

The Harbor AlphaEdge Large Cap Value Index

The Index, which is constructed by Harbor Capital Advisors, Inc. (the “Index Provider”), consists of equity securities of U.S.-listed companies selected and weighted using the Index Provider’s proprietary stock selection model.

The Index was created and is sponsored by the Index Provider, an affiliate of the Fund, which also serves as the Fund’s investment advisor.

The Index Provider constructs the Index utilizing a rules-based methodology summarized below.

August 7, 2024 Page 21

Index Universe: The eligible “Index Universe” consists of the largest 1500 companies traded on U.S. exchanges, subject to certain constraints with respect to liquidity, price and sales. The index calculation agent may exclude shares of certain issuers from the Index Universe based on impending corporate actions or certain other events anticipated to have a material impact on the shares.

Index Construction Process:

Calculation of Factor Scores

The Index Provider scores each company in the Index Universe based on its proprietary stock selection model, which assesses companies across five factor composites: Capital Deployment, Momentum, Quality, Risk and Valuation (the “Factor Composites”). Each Factor Composite reflects a combination of various relevant factors (such as price-to-earnings ratio and price-to-book ratio, among others, for Valuation).

Companies with Valuation Factor Composites in the top two quintiles (suggesting a cheaper valuation), along with any companies that were Index constituents as of the prior reconstitution, are eligible for inclusion in the Index (“Eligible Companies”).

Determination of Prevailing Business Cycle

The Index Provider utilizes its proprietary “regime model” to determine the prevailing business cycle regime. The regime model categorizes the business cycle into various regimes based primarily on the intersection of three macroeconomic factors (growth, liquidity, and inflation).

Calculation of Overall Score

The Factor Composites are combined to produce an overall score for the Eligible Companies. The relative weight of each Factor Composite in calculating the score varies depending on the prevailing business cycle regime using the regime model.

August 7, 2024 Page 22

Optimization

Eligible Companies are selected for inclusion in the Index and weighted using an optimization engine. The optimization uses the scores to maximize the anticipated information ratio of the portfolio relative to the Russell® 1000 Value Index at the time the Index is reconstituted, subject to certain constraints.

Additional Information:

The Index typically includes between 50 and 150 constituents. At the time of reconstitution, individual constituent weights are limited to ~~3~~5% of the Index.

The Index is normally reconstituted and rebalanced monthly. The Index Provider may carry out additional ad hoc index rebalances or delay or cancel a scheduled reconstitution of the Index or the implementation of certain rules at its sole discretion (for example, in the event of unusual market conditions or other unforeseen circumstances). In general, the addition or removal of securities will occur on the reconstitution dates, and no changes will be made to the Index between reconstitution dates.

The personnel of the Advisor who are responsible for the day-to-day portfolio management of the Fund have no discretion over the construction of the Index. The Advisor has implemented and maintains an information barrier around personnel who have access to information concerning changes and adjustments to the Index.

The Fund is entitled to use the Index pursuant to a licensing arrangement with the Index Provider at no charge to the Fund. The Fund does not pay the Index Provider for the use of the Index.

Solactive AG (“Solactive”) calculates, publishes and distributes the Index. The Fund does not provide any warranty or guarantee against errors made by the Index Provider in constructing the Index or Solactive in calculating the Index. Information regarding the Index is available at http://www.solactive.com.

The Harbor AlphaEdge Next Generation REITs Index

The Index, which is constructed by Harbor Capital Advisors, Inc. (the “Index Provider”), consists of real estate investment trusts (“REITs”) in non-traditional sub-industry classifications traded on U.S. exchanges selected and weighted using the Index Provider’s proprietary stock selection model.

August 7, 2024 Page 23

The Index was created and is sponsored by the Index Provider, an affiliate of the Fund, which also serves as the Fund’s investment advisor.

The Index Provider constructs the Index utilizing the rules-based methodology summarized below.

Index Universe: The eligible “Index Universe” consists of all “next-generation” REITs within the largest 3000 equity securities listed on U.S. exchanges that meet the Index Provider’s size, liquidity, price and sales criteria. The Index Provider considers “next-generation REITs” to be REITs that own and operate properties outside of the traditional REIT property types of office, retail, industrial and multi-family residential. In particular, the Index Provider generally defines “next-generation” REITs as those within the following RBICS (Factset’s Revere Business Industry Classification System) sub-industry classifications: ~~data center equity REITs, gaming equity REITs, healthcare~~

•	Data center equity REITs (REITs that own and operate facilities for computing and other technologies)

•	Gaming equity REITs (REITs that own and operate casino and other entertainment properties)

•

Healthcare and life sciences equity REITs~~, hotel and motel equity REITs, land equity REITs, manufactured homes equity REITs, self-storage equity REITs and tower equity REITs.~~ (REITs that own and operate healthcare-related properties)

•	Hotel and motel equity REITs (REITs that own and operate hotels and motels)

•	Land equity REITs (REITs that focus on owning, acquiring and operating land (farmland, forests) for specific purposes)

•	Manufactured homes equity REITs (REITs that own and operate manufactured housing communities)

•	Self-storage equity REITs (REITs that own and operate properties that rent storage space)

•	Tower equity REITs (REITs that own and operate cell towers and other telecommunications-related properties)

August 7, 2024 Page 24

The Index Provider may, however, subject to the oversight and approval of the index committee, classify individual securities as within or outside the Index Universe based on a determination of whether or not, respectively, such securities constitute non-traditional REITs. The index calculation agent may exclude shares of certain issuers from the Index Universe based on impending corporate actions or certain other events anticipated to have a material impact on the shares.

Index Construction Process:

Calculation of Factor Scores

The Index Provider scores each company in the Index Universe based on its proprietary stock selection model, which assesses companies across five factor composites: Capital Deployment, Momentum, Quality, Risk and Valuation (the “Factor Composites”). Each Factor Composite reflects a combination of various relevant factors (such as price-to-earnings ratio and price-to-book ratio, among others, for Valuation).

Determination of Prevailing Business Cycle

The Index Provider utilizes its proprietary “regime model” to determine the prevailing business cycle regime. The regime model categorizes the business cycle into various regimes based primarily on the intersection of three macroeconomic factors (growth, liquidity, and inflation).

Calculation of Overall Score

The Factor Composites are combined to produce an overall score for each company in the Index Universe. The relative weight of each Factor Composite in calculating the score varies depending on business cycle regime determined using the regime model.

Optimization

Companies are selected for inclusion in the Index and weighted using an optimization engine. The optimization uses the scores to maximize the anticipated information ratio of the portfolio relative to a reference portfolio, subject to certain constraints. The reference portfolio is a market capitalization-weighted portfolio of all constituents of the Index Universe with no single constituent comprising more than 4% of the reference portfolio.

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Additional Information:

The Index typically includes between [50 and 70] constituent REITs, but holds no fewer than 35 constituents. At the time of reconstitution, (i) individual constituent weights are limited to ~~5~~no more than 7% of the Index; and (ii) the hotel and motel equity REITs sub-industry is capped at 15% of the Index.

The Index is normally reconstituted and rebalanced monthly. The Index Provider may carry out additional ad hoc index rebalances or delay or cancel a scheduled reconstitution of the Index or the implementation of certain rules at its sole discretion (for example, in the event of unusual market conditions or other unforeseen circumstances). In general, the addition or removal of securities will occur on the reconstitution dates, and no changes will be made to the Index between reconstitution dates.

The personnel of the Advisor who are responsible for the day-to-day portfolio management of the Fund have no discretion over the construction of the Index. The Advisor has implemented and maintains an information barrier around personnel who have access to information concerning changes and adjustments to the Index.

The Fund is entitled to use the Index pursuant to a licensing arrangement with the Index Provider at no charge to the Fund. The Fund does not pay the Index Provider for the use of the Index.

Solactive AG (“Solactive”) calculates, publishes and distributes the Index. The Fund does not provide any warranty or guarantee against errors made by the Index Provider in constructing the Index or Solactive in calculating the Index. Information regarding the Index is available at http://www.solactive.com.

…

August 7, 2024 Page 26

REAL ESTATE INVESTMENT TRUSTS

…

Nontraditional ~~real estate carries~~REITs carry additional risks. Income expectations may not be met, competitive new supply may emerge, and specialized property may be difficult to sell at its full expected value or require substantial investment before it can be adapted to an alternate use should its original purpose falter. In addition, each sub-category of non-traditional REITs will be significantly impacted by developments in the particular areas in which they operate. Data center equity REITs and tower equity REITs are subject to various risks including government regulation, intense competition, cyberattacks and obsolescence of existing technology. Gaming equity REITs and hotel and motel equity REITs are subject to various risks including the performance of the overall economy and changing consumer tastes and levels of disposable income. Healthcare and life sciences equity REITs are subject to risks associated with the healthcare and life sciences industries more generally, including government regulation, product liability claims, rapid obsolescence and patent expirations. Land equity REITs are subject to risks associated with the materials industries more generally, including commodity price volatility, exchange rate fluctuations, worldwide competition, liability for environmental damage, depletion of resources, and government regulation. Manufactured homes equity REITs are subject to risks associated with housing markets more generally, including changes in interest rates, changes in housing starts and the level of new and existing home sales. Self-storage equity REITs are subject to various risks including low barriers to entry, resulting in oversupply.

Harbor AlphaEdge Next Generation REITs Index Methodology

Last Updated [  ]

Table of Contents

Introduction

1	Index Overview
1.1	Index Details
1.2	Initial Value
1.3	Distribution
1.4	Prices and Calculation Frequency
1.5	Publication
1.6	Licensing

2	Index Construction Methodology
2.1	Index Universe
2.2	Selection and Weighting of Index Components

3	Index Rebalancing

4	Index Calculation and On-going Maintenance

5	Amendments and Exceptions to this Methodology

6	Additional Definitions

Introduction

This document is to be used as a guideline with regard to the composition, calculation, and management of the Harbor AlphaEdge Next-Generation REITs Index (the “Index”). Any changes made to these guidelines are initiated by the Committee specified in Section 5. The Index is calculated and published by Solactive AG (the “Index Calculator”).

1 Index Overview

The Index is comprised of a portfolio of equity securities of US-listed real estate investment trusts “(REITs)” that primarily own real estate for use outside of the traditional real estate property types. The Index is constructed using a proprietary, rules-based stock selection model developed by Harbor Capital Advisors, Inc. (the “Index Sponsor”). Companies are selected for inclusion in the Index and weighted utilizing an optimization approach.

The Index is reconstituted and rebalanced monthly.

The Index is calculated and distributed by the Index Calculator. The Index is calculated and published in USD.

1.1 Index Identifiers

The gross total return version of the Index is distributed under ISIN [  ]. The Index is published in Reuters under the code [  ] and in Bloomberg under the ticker [  ].

The net total return version of the Index is distributed under ISIN [  ]. The Index is published in Reuters under the code [  ] and in Bloomberg under the ticker [  ].

The price return version of the Index is distributed under ISIN [  ]. The Index is published in Reuters under the code [  ] and in Bloomberg under the ticker [  ].

1.2 Initial Value

The Index is calculated since [xxxx/xx/xx]. Backtest data is available since [xxxx/xx/xx] and the index starts from a level of 100.

1.3 Distribution

The Index is published via the price marketing services of Boerse Stuttgart AG and is distributed to all affiliated vendors. Each vendor decides on an individual basis as to whether the vendor will distribute/display the Index via the vendor’s information systems.

1.4 Prices and Calculation Frequency

The value of the Index is calculated on each Trading Day based on the prices on the respective Exchanges on which the Index Components are listed. The most recent prices of all Index Components are used.

The Index is calculated every 15 seconds with the closing time being 4:50pm, EST. In the event that data cannot be provided to Reuters or to the pricing services of Boerse Stuttgart AG the Index cannot be distributed.

Any error in the Index calculation is adjusted on a retrospective basis according to Solactive’s correction policy (https://www.solactive.com/documents/correction-policy/), as updated from time to time. Other Index errors (other than those relating to the Index calculation) are corrected in accordance with the Index Sponsor’s index oversight policy.

1.5 Publication

All specific information relevant for calculating the Index are made available on the webpage of the Index Calculator (http://www.solactive.com)

1.6 Licensing

Licenses, if any, to use the Index as the underlying value/index for index funds, ETFs, or derivative instruments are issued to stock exchanges, banks, financial services providers, and investment houses by the Index Sponsor.

2 Composition of the Index

2.1 Index Universe

The “Index Universe” consists of the largest 3000 equity securities trading on US exchanges that meet the Index Sponsor’s requirements for size and liquidity and fall within the sub-industry classifications listed below. Companies within the Index Universe are required to have, as determined by the Index Sponsor, (a) at least 5% of free-float market capitalization available to trade; (b) at least $10 million in market capitalization; (c) at least $10 million in aggregate sales over the prior three fiscal years; (d) trading activity on at least 90% of days over the prior 63 days; and (e) a price greater than or equal to one dollar per-share or an average of one dollar per-share over the prior 21 days.

Sub-Industry Classifications Included in Index Universe
Data Center Equity REITs
Gaming Equity REITs
Healthcare and Life Sciences Equity REITs
Hotel and Motel Equity REITs
Land Equity REITs
Manufactured Homes Equity REITs
Self-Storage Equity REITs
Tower Equity REITs

The Index Sponsor generally relies on FactSet’s Revere Business Industry Classification System (RBICS) for sub-industry classifications. The Index Universe may, however, subject to the oversight and approval of the Index Committee, classify individual securities as within or outside the Index Universe based on a determination of whether or not, respectively, such securities constitute non-traditional REITs. Traditionally, commercial real estate has consisted of retail, office, industrial and multifamily properties. In recent years, an alternative segment of REIT properties has emerged which possess different and unique characteristics compared to traditional REIT properties; some of these differentiated characteristics include the physical property itself, the use of the physical property, and the type of tenant occupying the space.

The Index Universe will also exclude any shares where, in the determination of the Index Sponsor, there is a reasonable expectation that there may be a material reduction in the liquidity of a share as a consequence of an impending corporate action, regulatory action, Delisting or other Extraordinary Event affecting a share.

2.2 Selection and Weighting of Index Components

The Index Sponsor determines the composition of the Index (a “Rescreening”) effective on the last Trading Day of each month (each, a “Reconstitution Date”). At each Rescreening, the Index Sponsor determines the composition of the Index in accordance with the following proprietary process:

Step 1. The Index Sponsor will generate the Index Universe to determine the population of Non-Traditional REITs. Any new adjustments to the RBICS sub-industry classifications (that had not been accounted for as of the prior Rescreening date) will be approved by the Index Committee prior to the Rescreening Date.

Step 2. All constituents in the Index Universe are weighted based on their relative market capitalizations in accordance with the following process. This weighting schema produces a baseline portfolio referenced in Step 4, the (“Reference Portfolio”).

with:

A = Index Constituent

P = Market Cap for a index constituent

n = number of constituents in the Index

The maximum weight for any constituent at the time of Rescreening is 4%. Should the “Initial Weight” (calculated per the above) for any constituent be greater than 4%, each such constituent will be capped at 4% and the remaining constituents with weights below 4% will receive additional weightings according to the formula below:

with:

a = Index Constituent with previously assigned weighting <4%

W = Previously allocated weight

m = number of constituents with previously allocated weight over 4%

P = Market Cap weight

l = number of constituents with previously allocated weight under 4%

Additional weight calculations will be repeated until 100% of the Reference Portfolio has been allocated.

Step 3. Scores are calculated for each company in the Index Universe based on the Index Sponsor’s proprietary stock selection model across five categories: Capital Deployment, Momentum, Quality, Risk and Valuation (each, a “Factor Composite”).

Step 4. The Factor Composites are weighted in the calculation of an overall composite score (the “Composite Score”). The relative weights of the Factor Composites vary based on the Index Sponsor’s assessment of the prevailing regime at the time of reconstitution. A prevailing regime is identified based on a rules-based regime model that identifies and quantifies position in the business cycle, market sentiment and predominant stylistic opportunity (growth, value or neutral).

Step 5. With the above inputs in place, the Index is constructed using a proprietary optimization process, which selects securities for the Index from among the Index Universe and weights them in order to maximize the anticipated information ratio of the portfolio subject to a targeted tracking error of 3 to 5% relative to the Reference Portfolio and subject to the following additional constraints.

•	Maximum Weight: 7%

•	Hotel and Motel Equity REITs Sub-Industry Constraint: 15%

3 Index Rebalancing

The Index is rebalanced monthly. The “Index Rebalancing Date” is 10 trading days after the corresponding Reconstitution Date.

4 Index Calculation and On-going Maintenance

The Index Calculator (Solactive AG or any other appropriately appointed successor in this function) is responsible for calculating index levels.

All specifications and information relevant for calculating the Index are available via the following link: https://www.solactive.com/documents/equity-index-methodology/

5 Amendments and Exceptions to this Methodology

The Index Committee, comprised of Harbor Capital Advisors employees, is responsible for decisions regarding the composition of the Index as well as any amendments to the rules (in this document referred to as the “Committee” or the “Index Committee”).

This document is updated to reflect any changes approved by the Index Committee.

6 Additional Definitions

A “Delisting” of an Index Component occurs when the Exchange announces pursuant to the Exchange regulations that the listing of, the trading in or the issuing of public quotes on the Index Component at the Exchange has ceased immediately or will cease at a later date, for whatever reason (provided delisting is not because of a Merger or a Takeover bid), and the Index Component is not immediately listed, traded or quoted again on an exchange, trading or listing system, acceptable to the Index Calculator.

“Exchange” means a US exchange, including CBOE, NYSE, NYSE American, NASDAQ and ARCA or any other appropriate successor.

An “Extraordinary Event” is

•	a Merger

•	a Takeover bid

•	a Delisting

•	a change in domiciled country

•	the Nationalization of a company

•	Insolvency

The Trading Price for this Index Component on the day the event came into effect is the last available market price for this Index Component quoted on the Exchange on the day the event came into effect (or, if a market price is not available for the day the event came into effect, the last available market price quoted on the Exchange on a day specified as appropriate by the Index Calculator), as determined by the Index Calculator, and this price is used as the Trading Price of the particular Index Component until the end of the day on which the composition of the Index is next set.

In the event of the Insolvency of an issuer of an Index Component the Index Component shall remain in the Index until the next Adjustment Day. As long as a market price for the affected Index Component is available on a Trading Day, this shall be applied as the Trading Price for this Index Component on the relevant Trading Day, as determined in each case by the Index Calculator. If a market price is not available on a Trading Day the Trading Price for this Index Component is set to zero. The Committee may also decide to eliminate the respective Index Component at an earlier point in time prior to the next Adjustment Day. The procedure in this case is identical to an elimination due to and Extraordinary Event.

A “Factor” refers to a measurable, numerical or statistical element used in various analyses to describe a securities exposure to a given statistic.

“Index Component” is each share currently included in the Index.

“Insolvency” occurs with regard to an Index Component if (A) all shares of the respective issuer must be transferred to a trustee, liquidator, insolvency administrator or a similar public officer as result of a voluntary or compulsory liquidation, insolvency or winding-up proceedings or comparable proceedings affecting the issuer of the Index Components or (B) the holders of the shares of this issuer are legally enjoined from transferring the shares.

“Market capitalization” is defined as the value of a company calculated by multiplying the number of shares outstanding of the company by its share price.

With regard to an Index Component a “Merger” is

(i)	a change in the security class or a conversion of this share class that results in a transfer or an ultimate definite obligation to transfer all the shares in circulation to another legal person,

(ii)

a merger (either by acquisition or through forming a new structure) or a binding obligation on the part of the issuer to exchange shares with another legal person (except in a merger or share exchange under which the issuer of this Index Component is the acquiring or remaining company and which does not involve a change in security class or a conversion of all the shares in circulation),

(iii)

a takeover offer, exchange offer, other offer or another act of a legal person for the purposes of acquiring or otherwise obtaining from the issuer 100% of the shares issued that entails a transfer or the irrevocable obligation to transfer all shares (with the exception of shares which are held and controlled by the legal person), or

(iv)

a merger (either by acquisition or through forming a new structure) or a binding obligation on the part of the issuer of the share or its subsidiaries to exchange shares with another legal person, whereby the issuer of the share is the acquiring or remaining company and it does not involve a change in the class or a conversion of the all shares issued, but the shares in circulation directly prior to such an event.

“Nationalization” is a process whereby all shares or the majority of the assets of the issuer of the shares are nationalized or are expropriated or otherwise must be transferred to public bodies, authorities or institutions.

“Number of shares” is in respect of an Index Component and any given Trading Day the number or fraction of shares included in the Index. It is calculated for any Index Component as the ratio of (A) the Percentage Weight of an Index Component multiplied by the Index value and (B) its Trading Price.

“Percentage Weight” of an Index Component is the ratio of its Trading Price multiplied by its Number of Shares divided by the Index value.

A “Takeover bid” is a bid to acquire, an exchange offer or any other offer or act of a legal person that results in the related legal person acquiring as part of an exchange or otherwise more than 10% and less than 100% of the voting shares in circulation from the issuer of the Index Component or the right to acquire these shares, as determined by the Index Calculator based on notices submitted to public or self- regulatory authorities or other information considered by the Index Calculator to be relevant.

“Trading Day” means a day on which the New York Stock Exchange is open.

With regard to an Index component (subject to the provisions given above under “Extraordinary Events”) the “Trading Price” in respect of a Trading Day is the closing price on this Trading Day determined in accordance with the Exchange regulations. If the Exchange has no closing price for an Index Component, the Index Calculator shall determine the Trading Price and the time of the quote for the share in question in a manner that appears reasonable to him.

Harbor AlphaEdge Large Cap Value Index Methodology

Last Updated [  ]

Table of Contents

Introduction

1	Index Overview
1.1	Index Details
1.2	Initial Value
1.3	Distribution
1.4	Prices and Calculation Frequency
1.5	Publication
1.6	Licensing

2	Index Construction Methodology
2.1	Index Universe
2.2	Selection and Weighting of Index Components

3	Index Rebalancing

4	Index Calculation and On-going Maintenance

5	Amendments and Exceptions to this Methodology

6	Additional Definitions

Introduction

This document is to be used as a guideline with regard to the composition, calculation, and management of the Harbor AlphaEdge Large Cap Value Index (the “Index”). Any changes made to these guidelines are initiated by the Index Committee specified in Section 5. The Index is calculated and published by Solactive AG (the “Index Calculator”).

1 Index Overview

The Index is comprised of equity securities of US-listed companies determined to be attractively valued while exhibiting other strong fundamental characteristics. The Index is constructed using a proprietary, rules-based stock selection model developed by Harbor Capital Advisors, Inc. (the “Index Sponsor”). Companies are selected for inclusion in the Index and weighted utilizing an optimization approach, which seeks to manage risk relative to the Russell® 1000 Value Index.

The Index is reconstituted and rebalanced monthly.

The Index is calculated and distributed by the Index Calculator. The Index is calculated and published in USD.

1.1 Index Identifiers

The gross total return version of the Index is distributed under ISIN [ ]. The Index is published in Reuters under the code [ ] and in Bloomberg under the ticker [ ].

The net total return version of the Index is distributed under ISIN [ ]. The Index is published in Reuters under the code [ ] and in Bloomberg under the ticker [ ].

The price return version of the Index is distributed under ISIN [ ]. The Index is published in Reuters under the code [ ] and in Bloomberg under the ticker [ ].

1.2 Initial Value

The Index is calculated since [xxxx/xx/xx]. Backtest data is available since [xxxx/xx/xx] and the index starts from a level of 100.

1.3 Distribution

The Index is published via the price marketing services of Boerse Stuttgart AG and is distributed to all affiliated vendors. Each vendor decides on an individual basis as to whether the vendor will distribute/display the Index via the vendor’s information systems.

1.4 Prices and Calculation Frequency

The value of the Index is calculated on each Trading Day based on the prices on the respective Exchanges on which the Index Components are listed. The most recent prices of all Index Components are used.

The Index is calculated every 15 seconds with the closing time being 4:50pm, EST. In the event that data cannot be provided to Reuters or to the pricing services of Boerse Stuttgart AG the Index cannot be distributed.

Any error in the Index calculation is adjusted on a retrospective basis according to Solactive’s correction policy (https://www.solactive.com/documents/correction-policy/), as updated from time to time. Other Index errors (other than those relating to the Index calculation) are corrected in accordance with the Index Sponsor’s index oversight policy.

1.5 Publication

All specific information relevant for calculating the Index are made available on the webpage of the Index Calculator (http://www.solactive.com)

1.6 Licensing

Licenses, if any, to use the Index as the underlying value/index for index funds, ETFs, or derivative instruments are issued to stock exchanges, banks, financial services providers, and investment houses by the Index Sponsor.

2 Composition of the Index

2.1 Index Universe

The eligible “Index Universe” as of each Rescreening (as defined below) consists of the largest 1500 companies using estimated free float market capitalization as determined by the Index Sponsor traded on public exchanges in the United States that meet the Index Sponsor’s requirements for size and liquidity. Companies within the Index Universe are required to have, as determined by the Index Sponsor, (a) at least 5% of free-float market capitalization available to trade; (b) at least $10 million in market capitalization; (c) at least $10 million in aggregate sales over the prior three fiscal years; (d) trading activity on at least 90% of days over the prior 63 days; and (e) a price greater than or equal to one dollar per-share or an average of one dollar per-share over the prior 21 days.

The Index Universe will exclude any shares where, in the determination of the Index Sponsor, there is a reasonable expectation that there may be a material reduction in the liquidity of a share as a consequence of an impending corporate action, regulatory action, Delisting or other Extraordinary Event affecting a share.

2.2 Selection and Weighting of Index Components

The Index Sponsor determines the composition of the Index (a “Rescreening”) effective on the last Trading Day of each month (each, a “Reconstitution Date”). At each Rescreening, the Index Sponsor determines the composition of the Index in accordance with the following proprietary process:

Step 1. Scores are calculated for each company in the Index Universe based on the Index Sponsor’s proprietary stock selection model across five categories: Capital Deployment, Momentum, Quality, Risk and Valuation (each, a “Factor Composite”).

Step 2. Companies with Valuation Factor Composite scores in the top two quintiles (suggesting cheaper valuations) are considered for inclusion in the Index (collectively, “Eligible Companies”).

Step 3. The Factor Composites are weighted in the calculation of an overall composite score (the “Composite Score”). The relative weights of the Factor Composites vary based on the Index Sponsor’s assessment of the prevailing regime at the time of reconstitution. A prevailing regime is identified based on a rules-based regime model that identifies and quantifies position in the business cycle, market sentiment and predominant stylistic opportunity (growth, value or neutral).

Step 4. With the above inputs in place, the Index is constructed using a proprietary optimization process, which selects securities for the Index from among the Eligible Companies and weights them in order to maximize the anticipated information ratio of the portfolio subject to a targeted tracking error of 3% to 5% relative to the Russell® 1000 Value Index at the time of Rescreening and subject to the following additional constraints.

•	Maximum Weight Constraint: 5%

•	Minimum Weight Constraint: 0.50%

•	Maximum Beta Constraint: Portfolio predicted beta less than or equal to 1.15

•	Minimum Beta Constraint: Portfolio predicted beta greater than or equal to 0.85

3 Index Rebalancing

The Index is rebalanced monthly. The “Index Rebalancing Date” is 10 trading days after the corresponding Reconstitution Date.

4 Index Calculation and On-going Maintenance

The Index Calculator (Solactive AG or any other appropriately appointed successor in this function) is responsible for calculating index levels.

All specifications and information relevant for calculating the Index are available via the following link: https://www.solactive.com/documents/equity-index-methodology/

5 Amendments and Exceptions to this Methodology

The Index Committee, comprised of employees of the Index Sponsor, is responsible for decisions regarding the composition of the Index as well as any amendments to the rules (in this document referred to as the “Index Committee”).

This document is updated to reflect any changes approved by the Index Committee.

6 Additional Definitions

A “Delisting” of an Index Component occurs when the Exchange announces pursuant to the Exchange regulations that the listing of, the trading in or the issuing of public quotes on the Index Component at the Exchange has ceased immediately or will cease at a later date, for whatever reason (provided delisting is not because of a Merger or a Takeover bid), and the Index Component is not immediately listed, traded or quoted again on an exchange, trading or listing system, acceptable to the Index Calculator.

“Exchange” means a US exchange, including CBOE, NYSE, NYSE American, NASDAQ and ARCA or any other appropriate successor.

An “Extraordinary Event” is

•	a Merger

•	a Takeover bid

•	a Delisting

•	a change in domiciled country

•	the Nationalization of a company

•	Insolvency

The Trading Price for this Index Component on the day the event came into effect is the last available market price for this Index Component quoted on the Exchange on the day the event came into effect (or, if a market price is not available for the day the event came into effect, the last available market price quoted on the Exchange on a day specified as appropriate by the Index Calculator), as determined by the Index Calculator, and this price is used as the Trading Price of the particular Index Component until the end of the day on which the composition of the Index is next set.

In the event of the Insolvency of an issuer of an Index Component the Index Component shall remain in the Index until the next Adjustment Day. As long as a market price for the affected Index Component is available on a Trading Day, this shall be applied as the Trading Price for this Index Component on the relevant Trading Day, as determined in each case by the Index Calculator. If a market price is not available on a Trading Day the Trading Price for this Index Component is set to zero. The Index Committee may also decide to eliminate the respective Index Component at an earlier point in time prior to the next Adjustment Day. The procedure in this case is identical to an elimination due to and Extraordinary Event.

A “Factor” refers to a measurable, numerical or statistical element used in various analyses to describe a securities exposure to a given statistic.

“Index Component” is each share currently included in the Index.

“Insolvency” occurs with regard to an Index Component if (A) all shares of the respective issuer must be transferred to a trustee, liquidator, insolvency administrator or a similar public officer as result of a voluntary or compulsory liquidation, insolvency or winding-up proceedings or comparable proceedings affecting the issuer of the Index Components or (B) the holders of the shares of this issuer are legally enjoined from transferring the shares.

“Market capitalization” is defined as the value of a company calculated by multiplying the number of shares outstanding of the company by its share price.

With regard to an Index Component a “Merger” is

(i)	a change in the security class or a conversion of this share class that results in a transfer or an ultimate definite obligation to transfer all the shares in circulation to another legal person,

(ii)

a merger (either by acquisition or through forming a new structure) or a binding obligation on the part of the issuer to exchange shares with another legal person (except in a merger or share exchange under which the issuer of this Index Component is the acquiring or remaining company and which does not involve a change in security class or a conversion of all the shares in circulation),

(iii)

a takeover offer, exchange offer, other offer or another act of a legal person for the purposes of acquiring or otherwise obtaining from the issuer 100% of the shares issued that entails a transfer or the irrevocable obligation to transfer all shares (with the exception of shares which are held and controlled by the legal person), or

(iv)

a merger (either by acquisition or through forming a new structure) or a binding obligation on the part of the issuer of the share or its subsidiaries to exchange shares with another legal person, whereby the issuer of the share is the acquiring or remaining company and it does not involve a change in the class or a conversion of the all shares issued, but the shares in circulation directly prior to such an event.

“Nationalization” is a process whereby all shares or the majority of the assets of the issuer of the shares are nationalized or are expropriated or otherwise must be transferred to public bodies, authorities or institutions.

“Number of shares” is in respect of an Index Component and any given Trading Day the number or fraction of shares included in the Index. It is calculated for any Index Component as the ratio of (A) the Percentage Weight of an Index Component multiplied by the Index value and (B) its Trading Price.

“Percentage Weight” of an Index Component is the ratio of its Trading Price multiplied by its Number of Shares divided by the Index value.

A “Takeover bid” is a bid to acquire, an exchange offer or any other offer or act of a legal person that results in the related legal person acquiring as part of an exchange or otherwise more than 10% and less than 100% of the voting shares in circulation from the issuer of the Index Component or the right to acquire these shares, as determined by the Index Calculator based on notices submitted to public or self- regulatory authorities or other information considered by the Index Calculator to be relevant.

“Trading Day” means a day on which the New York Stock Exchange is open.

With regard to an Index component (subject to the provisions given above under “Extraordinary Event”) the “Trading Price” in respect of a Trading Day is the closing price on this Trading Day determined in accordance with the Exchange regulations. If the Exchange has no closing price for an Index Component, the Index Calculator shall determine the Trading Price and the time of the quote for the share in question in a manner that appears reasonable to him.